TENAGA NASIONAL BERHAD (200866-W)

Exemption File No. 82-3677

Our Ref : TNB / IRD 1/7/2.1

July 25, 2005

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street N.W
Washington D.C 20549
U.S.A

Re: Tenaga Nasional Berhad Exemption No. 82-3677

Enclosed is a copy of TNB's Third Quarter Results Announcement for FY2005, submitted to you in order to maintain our exemption pursuant to Rule 12g3 – 2(b) under the Securities Exchanged Act 1934 ("Exchange Act"). We also confirm that the Schedule of information included in our initial submission has not changed.

In order to acknowledge receipt of these materials, please stamp the enclosed copy of this letter and return it to us in the enclosed envelope.

Thank you.

S. KALAVATHY
HEAD
INVESTOR RELATIONS AND MANAGEMENT REPORTING
GROUP FINANCE DIVISION
TENAGA NASIONAL BERHAD

c.c – Bank of New York, Hong Kong Branch

dlw 7/29

SIARAN AKHBAR

PRESS RELEASE

TENAGA NASIONAL BERHAD
(200866-W)

S.A. Bil 2005/07/27

3RD QUARTER FY2005 -HIGHLIGHTS OF RESULTS

Group	3rd Qtr YTD FY2005 RM (mn)	3rd Qtr YTD FY2004 RM (mn)
Total Revenue	14,021.4	13,068.1
Operating Expenses	(11,684.1)	(10,898.9)
Other Operating Income	288.3	210.6
Operating Surplus	2,625.6	2,379.8
Profit Before Taxation	1,422.0	928.8
Net Profit	876.4	367.3

Tenaga Nasional Berhad ("TNB") today announced its third quarter results for the nine months ended 31st May 2005 with a net profit of RM876.4 million. Total revenue for the Group increased by 7.3% to RM14,021.4 million in line with Malaysia's GDP forecast growth for FY2005 of 5-6%, while operating surplus increased to RM2,625.6 million.

However, the Group's rate of return on capital employed of 5.2% is low when benchmarked against other utilities in the region and worldwide.

Operating expenses for the nine months of FY2005 were significantly affected by a 37% increase in fuel cost as a result of higher coal prices worldwide. With the increase in units of energy purchased from the IPPs, energy payments to IPPs increased by 4.5%. Fuel cost and IPP cost, together, account for 61.8% of total operating expenses. Despite these higher costs, the Group achieved a 10.3% increase in operating surplus through reduction in other operating expenses, cost rationalization and cost management efforts initiated to improve the operating and technical efficiencies.

The Group's results reflect the trend towards continuing improvements in financial performance, contributed from the combined effect of strong demand growth, improved technical and financial performance as well as lower forex losses from the strengthening of the Ringgit against other major foreign currencies.

Moving forward, the key challenges ahead for the Group would primarily be focused on containing the operating cost levels in light of the current sustained trend of higher fuel cost and material prices, while ensuring that the highest level of technical and operational efficiency is achieved. However as TNB plays a pivotal role in ensuring the security and reliability of electricity supply in the country, it is vital that the Group's returns are sufficient to meet future demand.

Issued on 21 July 2005

Press Statement

As part of Tenaga Nasional Berhad's on-going debt management strategy, the Company is pleased to announce that it has obtained the approval from the relevant authorities for what it considers to be the first issuance of a Multi-Currency Revolving Credit Facility ("MCRCF") programme in the Malaysian capital markets.

United Overseas Bank (Malaysia) Bhd has been appointed as the Global Coordinating Lead Arranger for the programme.

The USD500 million MCRCF, via a combination of bank loan and capital market products rolled into one programme, is structured to provide TNB with the financial flexibility to raise funding by tapping the banking loan market, debt capital market or a combination of both during the tenure of the programme. In addition to the choice of funding modes, the multi tranche MCRCF programme also allows TNB to draw on a choice of currencies comprising USD, Sterling Pound, Euro and Ringgit Malaysia.

The programme will be available for TNB to utilise and drawdown for a period of up to twenty (20) years.

The MCRCF programme comprises a Eurodollar Medium Term Notes issue, a Transferable Revolving Credit Facility as well as a Ringgit Murabahah Medium Term Note issue thereby providing TNB with access to a wider pool of lenders and investors, domestically and regionally. As an added advantage, the programme, which is structured for issuance on a tap basis once in place, will allow TNB a speedier access to funds without having the need to go through the typical route of a refinancing exercise.

Proceeds raised from the programme would be utilised to refinance TNB's existing debt obligations, finance capital and operating expenditure programmes and/or working capital requirements.

The three sub-facilities are intended to be offered on a book-building/syndication basis to take advantage of TNB's strong credit rating which was recently upgraded by one notch to Baa1 by Moody's and the surplus liquidity in the market, which should result in more competitive funding cost to TNB.

-ENDS-

TENAGA NASIONAL BERHAD (200866-W)

The Board of Directors is pleased to announce the following:

A. UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENTS FOR THE 3rd QUARTER ENDED 31 MAY 2005
(Amounts in RM million unless otherwise stated)

	INDIVIDUAL QUARTER		CUMULATIVE	
	CURRENT YEAR QUARTER 31.05.2005	PRECEDING YEAR CORRESPONDING QUARTER 31.05.2004	CURRENT YEAR TO DATE 31.05.2005	PRECEDING YEAR CORRESPONDING PERIOD 31.05.2004
Revenue	4,835.8	4,539.2	14,021.4	13,068.1
Operating expenses	(4,085.3)	(3,798.9)	(11,684.1)	(10,898.9)
Other operating income	117.9	70.3	288.3	210.6
Operating profit	868.4	810.6	2,625.6	2,379.8
Foreign exchange				
- Translation gain/(loss)	278.8	66.8	(81.8)	(477.0)
- Transaction gain/(loss)	(11.7)	(6.3)	(46.8)	(49.5)
Share of results of associates	15.1	33.2	82.5	67.1
Profit before finance cost	1,150.6	904.3	2,579.5	1.920.4
Finance cost				
- Interest	(333.7)	(311.9)	(1,038.9)	(991.6)
- Bond refinancing cost	(118.6)	-	(118.6)	-
Profit from ordinary activities before taxation	698.3	592.4	1,422.0	928.8
Taxation				
- Company and subsidiaries	(74.8)	(8.9)	(206.9)	(35.5)
- Deferred taxation	(32.4)	(236.5)	(272.4)	(502.6)
- Share of taxes in associates	(3.0)	(7.7)	(25.2)	(15.8)
Profit from ordinary activities after taxation	588.1	339.3	917.5	374.9
Minority interests	(15.3)	(2.7)	(41.1)	(7.6)
Net profit for the period	572.8	336.6	876.4	367.3
	Sen	Sen	Sen	Sen
Earnings per share-Basic	17.89	10.79	27.52	11.79
Earnings per share-Diluted	17.15	10.69	26.69	11.70

The unaudited Condensed Consolidated Income Statements should be read in conjunction with the annual audited financial statements for the financial year ended 31 August 2004.

B. UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS AS AT 31 MAY 2005

(Amounts in RM million unless otherwise stated)

	31 MAY 2005	31 AUG 2004
NON-CURRENT ASSETS		
Property, plant and equipment	54,228.9	53,443.7
Coal mining rights	304.2	312.2
Associates	125.5	132.1
Investments	134.4	100.5
	54,793.0	53,988.5
CURRENT ASSETS		
Inventories	1,764.8	1,569.2
Trade receivables	2,159.0	2,159.2
Other receivables	1,362.1	1,344.4
Current tax assets	7.7	26.0
Amount owing from associates	101.9	74.0
Short term investments	12.6	360.2
Marketable securities	10.1	10.3
Deposits, bank and cash balances	3,128.3	3,849.8
	8,546.5	9,393.1
CURRENT LIABILITIES		
Trade payables	(2,159.8)	(1,982.2)
Other payables	(1,025.2)	(1,018.5)
Amount owing to associates	(253.6)	(304.9)
Current taxation	(442.8)	(262.8)
Short term borrowings	(4,387.6)	(1,861.0)
	(8,269.0)	(5,429.4)
NET CURRENT ASSETS	277.5	3,963.7
LONG TERM LIABILITIES		
Borrowings	(26,108.7)	(30,626.2)
Consumer deposits	(1,903.2)	(1,766.5)
Employee benefits	(2,221.2)	(2,149.5)
Other liabilities	(74.6)	(79.2)
Deferred taxation	(5,775.1)	(5,503.8)
Deferred income	(2,459.6)	(2,379.9)
Government development grants	(680.0)	(556.9)
	(39,222.4)	(43,062.0)
	15,848.1	14,890.2
FINANCED BY:		
Share capital	3,203.8	3,148.3
Share premium	3,864.0	3,451.4
Revaluation and other reserves	1,020.7	1,030.3
Retained profits	7,626.8	7,168.4
SHAREHOLDERS' FUNDS	15,715.3	14,798.4
Minority interests	132.8	91.8
	15,848.1	14,890.2
	Sen	Sen
NET TANGIBLE ASSETS PER SHARE	481	460

The unaudited Condensed Consolidated Balance Sheets should be read in conjunction with the annual audited financial statements for the financial year ended 31 August 2004.

C. UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY AS AT 31 MAY 2005
(Amounts in RM million unless otherwise stated)

		Non-distributable		Distributable	
	Ordinary Shares of RM1.00 each	Share premium	Revaluation and other reserves	Retained profits	Total
As at 1 September 2004	3,148.3	3,451.4	1,030.3	7,168.4	14,798.4
Currency translation differences	-	-	(9.6)	-	(9.6)
Net profit for the 9-month period	-	-	-	876.4	876.4
Dividend payable for FY2005				(96.0)	(96.0)
Dividend paid for FY2004	-	-	-	(322.0)	(322.0)
Issuance of share capital *	55.5	412.6	-	-	468.1
As at 31 May 2005	3,203.8	3,864.0	1,020.7	7,626.8	15,715.3

* Comprises:-

(a) Exercise of options representing 55,501,500 ordinary shares of RM1 each in TNB under the Employee Share Option Scheme II ("ESOS II"); and

(b) Conversion of TNB Capital (L) Ltd.'s Guaranteed Exchangeable Bonds into a total of 41,930 ordinary shares of RM1 each in TNB.

		Non-distributable		Distributable	
	Ordinary Shares of RM1.00 each	Share premium	Revaluation and other reserves	Retained profits	Total
As at 1 September 2003	3,111.8	3,181.7	1,048.1	7,732.1	15,073.7
Currency translation differences	-	-	4.2	-	4.2
Net profit for the 9-month period	-	-	-	367.3	367.3
Dividend payable for FY2004	-	-	-	(93.4)	(93.4)
Dividend paid for FY2003	-	-	-	(175.0)	(175.0)
Issuance of share capital					
- share options	19.4	143.2	-	-	162.6
As at 31 May 2004	3,131.2	3,324.9	1,052.3	7,831.0	15,339.4

The unaudited Condensed Consolidated Statements of Changes in Equity should be read in conjunction with the annual audited financial statements for the financial year ended 31 August 2004.

D. UNAUDITED CONDENSED CONSOLIDATED CASH FLOW STATEMENTS FOR THE NINE MONTHS PERIOD ENDED 31 MAY 2005

(Amounts in RM million unless otherwise stated)

	3rd Quarter ended 31 May 2005	3rd Quarter ended 31 May 2004
Operating activities		
Cash generated from operations	4,002.1	3,903.0
Retirement benefits paid	(105.8)	(31.2)
Consumer contributions received	296.8	252.7
Customer deposits received	136.8	119.9
Tax paid	(24.1)	(27.3)
Tax refund received	18.3	-
Net cash inflow from operating activities	4,324.1	4,217.1
Investing activities		
Disposal of an associate	397.8	-
Investments:		
- purchases	(75.7)	(13.5)
- disposals	42.3	291.5
Proceeds from redemption of loan notes	-	7.3
Interest income received	87.5	49.1
Investment income received	-	5.3
Property, plant and equipment:		
- of subsidiary acquired	-	(226.1)
- purchases	(2,425.9)	(2,843.8)
- disposals	5.9	-
Net cash flow from investing activities	(1,968.1)	(2,730.2)
Financing activities		
Bank borrowings:		
- new drawdowns	6,003.8	2,327.9
- repayments	(8,090.8)	(1,939.4)
Interest paid	(1,237.2)	(1,178.5)
Dividends paid	(322.0)	(175.0)
Proceeds from issuance of shares	468.1	162.6
Others	153.3	45.4
Net cash flow from financing activities	(3,024.8)	(757.0)
Changes in cash and cash equivalents	(668.8)	729.9
Currency translation differences	(1.3)	-
Cash and cash equivalents		
- at start of period	3,746.4	1,430.4
- at end of period	3,076.3	2,160.3

The unaudited Condensed Consolidated Cash Flow Statements should be read in conjunction with the annual audited financial statements for the financial year ended 31 August 2004.

E. **EXPLANATORY NOTES**
(Amounts in RM million unless otherwise stated)

1) **BASIS OF PREPARATION**

This interim report is unaudited and has been prepared in accordance with the Malaysian Accounting Standards Board ('MASB') Standard No. 26 "Interim Financial Reporting" and paragraph 9.22 of the BURSA MALAYSIA Listing Requirements, and should be read in conjunction with the Group's financial statements for the financial year ended 31 August 2004.

The accounting policies and presentation adopted for the interim financial report are consistent with those adopted for the annual audited financial statements for the financial year ended 31 August 2004.

2) **AUDIT QUALIFICATION**

The annual audited financial statements for the financial year ended 31 August 2004 were not subject to any qualification.

3) **SEASONAL OR CYCLICAL FACTORS**

The businesses of the Group are not subject to material seasonal or cyclical fluctuations.

4) **UNUSUAL ITEMS AFFECTING ASSETS, LIABILITIES, EQUITY, NET INCOME or CASH FLOWS**

There were no unusual items of nature, size or incidence that affect the assets, liabilities, equity, net income or cash flows of the Group during the period.

5) **MATERIAL CHANGES IN ESTIMATES OF AMOUNTS REPORTED**

This note is not applicable.

6) **DEBT AND EQUITY SECURITIES**

(a) On 7 April 2005, TNB announced that its wholly-owned subsidiary, TNB Capital (L) Ltd., a company incorporated in the Federal Territory of Labuan, Malaysia, with limited liability ("TNBCL"), commenced a tender offer to purchase all US$107.55 million aggregate principal amount of TNB's outstanding 7.200% Notes due 29 April 2007 and all US$500 million aggregate principal amount of TNB's outstanding 7.625% Notes due 29 April 2007.
On 3 May 2005, TNB announced the expiration of the Tender Offer at 5.00 p.m., New York time, on 29 April 2005, TNBCL received tenders of approximately $65,900,000 of the 7.200% Notes and $328,105,000 of the 7.625% Notes.

(b) During the period ended 31 May 2005, a total of 55,543,430 ordinary shares of RM1 each were issued comprising:-

(i) Exercise of options representing 52,501,500 ordinary shares of RM1 each in TNB under the Employee Share Option Scheme II ("ESOS II"); and
(ii) Conversion of TNBCL's Guaranteed Exchangeable Bonds into a total of 41,930 ordinary shares of RM1 each in TNB

Except for the above, there were no other issuance, cancellation, repurchases, resales and repayments of debt and equity securities during the period.

7) **DIVIDEND PAID**

In respect of the financial year ended 31 August 2004, a final gross dividend of 10.0 sen per share and a special gross dividend of 4.0 sen per share less income tax of 28% amounting to RM322.0 million was paid on 24 January 2005.

8) **SEGMENTAL REPORTING**

This note is not applicable.

9) **VALUATION OF PROPERTY, PLANT & EQUIPMENT**

The valuations of property, plant & equipment have been brought forward without amendments from the previous annual audited financial statements.

10) **MATERIAL EVENTS SUBSEQUENT TO THE END OF THE FINANCIAL PERIOD**

(a) On 9 March 2005, TNB announced that it has received a notice from its majority owned subsidiary, Sabah Electricity Sdn Bhd ("SESB"), that the Federal Government of Malaysia ("Government") has approved the proposal put forward by SESB to improve its financial and operational performance which includes, among others, the granting of subsidy for diesel and medium fuel oil, the writing off of the Government loan to SESB, the reduction in the interest rate from 6% to 4% per annum and retaining the gas price at RM6.40/mmbtu (similar to Peninsular Malaysia).

It is expected that the approval of the Government on the Proposal will reduce the financial burden of SESB, and hence reducing SESB's dependency on TNB for financial support and capital injection.

Please refer to the said announcement for further details

(b) On 12 May 2005, TNB announced that it will appeal to the Federal Court on the decision made by the Court of Appeal on the issue of outstanding assessment by Majlis Daerah Dungun, Trengganu amounting to approximately RM83 million in respect of TNB's Stesen Janaelektrik Sultan Ismail, Paka, Terengganu.

11) **CHANGES IN THE COMPOSITION OF THE GROUP**

There were no material changes in the composition of the Group during the quarter.

12) CONTINGENT LIABILITIES

Contingent liabilities of the Group include the following:-

	As at 31 May 2005	As at 31 August 2004
Claims by third parties	623.0	601.0
Trade guarantees and performance bonds	5.5	5.5
Stamp duties on transfer of assets	108.0	108.0
Other contingencies	65.9	66.4
	802.4	780.9

Claims by third parties include claims by contractors, consumers and former employees. These claims are being addressed and the Directors are of the opinion that their ultimate resolution will not have a material effect on the financial position of the Group.

13) CAPITAL COMMITMENTS

	As at 31 May 2005
Property, plant and equipment committed over a 5 year period	
Authorised but not contracted for	12,939.5
Contracted but not provided for in the financial statements	2,846.6
	15,786.1

14) RELATED PARTY TRANSACTIONS

On 4 April 2005, TNB announced the award of contract by the Kapar Energy Ventures Sdn Bhd. ("KEV"), a 60% owned subsidiary of TNB to Malaysia Transformer Manufacturing Sdn.Bhd. ("MTM"), a 73% owned subsidiary of TNB. The award of contract by KEV to MTM is for the supply, delivery and commissioning of a new 32MVA 20/11kV transformer for a fixed lump-sum contract price of RM980,000.00. None of the directors and/or other major shareholders of TNB or persons connected with the directors and/or other major shareholders of TNB have any interest, direct or indirect in the said transaction.

F. ADDITIONAL INFORMATION AS REQUIRED BY PART A OF APPENDIX 9B OF THE BURSA MALAYSIA LISTING REQUIREMENTS

15) REVIEW OF PERFORMANCE

(a) Performance of the current nine months ended 31 May 2005 (YTD May 2005) against the corresponding nine months ended 31May 2004 (YTD May 2004).

For the nine months ended 31 May 2005 , the Group recorded a total revenue of RM14,021.4 million which was RM953.3 million or 7.3% higher than the corresponding period in the last financial year. The increase was mainly attributed to higher electricity sales which increased by RM826.3 million or 6.5%.

The commercial and domestic sectors were the main contributors to the increase of RM352.8 million (8.3%) and RM179.6 million (7.8%) respectively. Export to Electricity Generating Authority of Thailand ("EGAT") has been encouraging with an increase of RM169.6 million or 402.9%.

The Group net profit increased to RM876.4 million from RM367.3 million recorded in the corresponding period in the last financial year, an increase of RM509.1 million or 138.6%. The improvement resulted mainly from the increase in sales to commercial and domestics sectors, higher contribution from other operating income and the management's effort in containing the increased operating costs.

15) REVIEW OF PERFORMANCE (continued)

(b) Performance of the current third quarter FY 2005 against the corresponding third quarter FY 2004.

For the quarter, the Group recorded a total revenue of RM4,835.8 million, compared to RM4,539.2 million for the same period last financial year, an improvement of 6.5% or RM296.6 million. The improvement was derived mainly from increase in electricity sales notably in the commercial and domestic sectors where the increases were RM110.1 million (7.5%) and RM81.2 million (10.1%) respectively. Similarly, sales to EGAT rose by RM54.6 million (401.5%). During the quarter, the Ringgit strengthened against the Japanese Yen, EURO and Pound Sterling which translated into foreign exchange gain of RM267.1 million for the Group. The stronger Ringgit together with the management's effort in containing cost the Group recorded a net profit of RM572.8 million, an increase of RM236.2 million or 70.2%.

An analysis of revenue is as follows:-

	Current Quarter		Year-to-Date	
	31.05.05	**31.05.04**	**31.05.05**	**31.05.04**
Net Revenue (RM 'million)	4,835.8	4,539.2	14,021.4	13,068.1
Units sold (GWh)	19,798.5	18,606.6	58,228.2	53,830.5
Average electricity sales per unit (sen/kWh)	23.6	23.7	23.2	23.6
Number of customers			6,508,497	6,256,863

16) MATERIAL CHANGES IN THE QUARTERLY RESULTS COMPARED TO THE PRECEDING QUARTER

Performance of the current quarter (Third quarter 2005) against the preceding quarter (Second quarter 2005)

Compared to the immediate preceding quarter the net profit for the Group recorded an increase of RM277.7 million or 94.1%. Foreign translation gain of RM200.6 million contributed largely to the improvement in the net profit. The revenue from sales of electricity increased by RM194.1 million or 4.3%.

17) CURRENT YEAR PROSPECTS

Notwithstanding the expected growth in electricity demand and coupled with management's commitment to continue to improve the operating and technical efficiencies, the Group faces significant challenges in light of the sustained trend of higher fuel and material costs.

Barring unforeseen circumstances such as cost increases beyond expectations, the Board expects that the Group's performance for the remainder of the current year to be maintained.

18) VARIANCE OF ACTUAL PROFIT FROM FORECAST PROFIT

This note is not applicable.

19) TAXATION

Taxation for the quarter comprised the following:-

	Individual quarter		Cumulative	
	ended 31.05.2005	**ended 31.05.2004**	**ended 31.05.2005**	**ended 31.05.2004**
Taxation for the Group	(74.8)	(8.9)	(206.9)	(35.5)
Deferred taxation for the Group	(32.4)	(236.5)	(272.4)	(502.6)
Share of taxes in associates	(3.0)	(7.7)	(25.2)	(15.8)
	(110.2)	(253.1)	(504.5)	(553.9)

The Group's effective tax rate for the period is higher than the statutory tax rate due to the relatively high level of certain expenses, which are not deductible for tax purposes, compared to profit before tax.

20) PROFIT/(LOSS) ON SALE OF INVESTMENTS

There were no disposals of any investments during the period.

21) PURCHASES AND DISPOSALS OF QUOTED SECURITIES

a) There were no purchases and disposals of quoted securities during the quarter.

b) Investments in quoted securities as at 31 May 2005 are as follows:-

	Quarter ended 31 May 2005
At cost	1.1
At carrying value	0.1
At market value	0.1

The above quoted securities are managed by external fund managers.

22) STATUS OF CORPORATE PROPOSALS

a) On 21 June 2005, TNB announced that it has entered into a Share Purchase Agreement ("SPA") with Nik Sallahuddin Nik Hussein ("NSNH"). The SPA is in relation to NSNH's 22.5% interest in TNB Coal International Ltd. Upon completion of the SPA, which is within 6 months from the date of signing of the SPA, TNB will hold a 92.5% interest in TNB Coal and NSNH will hold the remaining 7.5% interest.

b) On 22 March 2005, TNB announced that together with Malakoff Berhad ("Malakoff") and Arabian Company for Water and Power Projects Limited ("ACWA") (the "Bidder Consortium") they have submitted a bid for a 60% equity interest in the Shoaiba Phase 3 Independent Water and Power Project in the Kingdom of Saudi Arabia, ("KSA") (the "Project") on 5 March 2005.

c) On 26 April 2005, TNB announced that it has completed the divestment of TNB's interest in Segari Energy Ventures Sdn Bhd.

d) On 29 April 2005 , TNB announced that it has entered into a Share Sale Agreement and the Shareholders' Agreement with Celcom Transmission (M) Sdn. Bhd. ("CTX") for TNB to dispose to CTX a total of 10% of TNB's equity in Fibrecomm Network Sdn Bhd ("Fibrecomm"). CTX is a wholly owned subsidiary of Celcom Malaysia Berhad ("Celcom") while Celcom is a wholly owned subsidiary of Telekom Malaysia Berhad ("TMB").

e) On 5 July 2005, TNB announced that it has entered into a conditional Sale of Business Agreement for the proposed acquisition of the business of Northern Utility Resources Sdn.Bhd. (Receivers and Managers appointed), NUR Generation Sdn.Bhd (Receivers and Managers appointed) and NUR Distribution Sdn.Bhd (Receivers and Managers appointed) for a cash consideration of RM1,000 million. A sum of 10% of the purchase consideration has been deposited with a stakeholder.

The agreement is subject to amongst others the satisfactory outcome of due diligence exercise to be undertaken by TNB on the business and approvals or consents of the relevant authorities.

23) GROUP BORROWINGS

a) The analysis of Group borrowings classified under short and long term categories are as follows :-

		As at 31 May 2005
Short term	- secured	241.1
	- unsecured	4,146.5
Sub-total		4,387.6
Long term	- secured	3,399.6
	- unsecured	22,709.1
Sub-total		26,108.7
Total		30,496.3

b) Currency denominations:-

Japanese Yen	4,637.2
Sterling Pound	1,374.1
US Dollar	8,595.5
Euro	596.8
Others	13.0
Total Ringgit equivalent of foreign currency borrowings	15,216.6
Ringgit borrowings	15,279.7
Total	30,496.3

c) Effective average cost of funding based on exposure as at 31 May 2005 was 5.36 % (FY2004: 5.00%).

d) Repayments of long term debts during the period were as follows:
(i) Foreign currency denominated term loans of RM2,799.0 million, and
(ii) Ringgit denominated term loans of RM1,593.9 million.

24) OFF BALANCE SHEET FINANCIAL INSTRUMENTS

TNB has certain financial instruments including assets and liabilities incurred in the normal course of business. As part of its risk management's strategy, the Company manages its exposure to market rate movements of its financial liabilities through the use of derivative financial instruments. Virtually all foreign currency contracts are denominated in US Dollar, Japanese Yen and Pound Sterling.

TNB has entered into currency and interest rate swap agreements and currency and interest rate option agreements, which mature from year 2006 to 2034. TNB has entered into these derivatives to reduce its exposure to losses resulting from adverse fluctuations in interest rates or foreign currency exchange rates on underlying debt instruments.

The details and the financial effects of the derivative financial instruments that TNB has entered into are substantially described in note 27 to the financial statements of TNB for the financial year ended 31 August 2004 (pages 209-213 of TNB's Annual Report). There has been no material changes to the derivative financial instruments described therein between the date of financial statements (dated 4 November 2004) and the date of this announcement except for the following:-

24) OFF BALANCE SHEET FINANCIAL INSTRUMENTS (continued)

During the financial year-to-date, a wholly owned subsidiary of TNB, TNB Capital (L) Ltd ("TNBCL"), unwound the existing fixed to floating interest rate swaps on the 5 year USD400 million Guaranteed Exchangeable Bond due to possible rising interest rate environment.

TNB also has unwound the existing JPY/USD cross currency and interest rate swap on the Japan Bank of International Cooperation ("JBIC") MVII-1 and JBIC MVII-2 loans due to prepayment of the underlying loans.

As at 14 July 2005, the outstanding notional principal amount of derivative financial instruments entered into by the Group was RM6,236.1 million. While this amount is the total of the notional principal amount of outstanding financial instruments, it is not a measure of the extent of risks that TNB is exposed to.

All the above instruments were executed with creditworthy financial institutions and the Directors of TNB are of the view that the possibility of non-performance by these financial institutions is unlikely on the basis of their respective financial strength.

25) MATERIAL LITIGATION

There is no pending material litigation at the date of this announcement.

26) DIVIDEND

The Board of Directors does not recommend any dividend for the quarter ended 31 May 2005.

27) EARNINGS PER SHARE

	Individual quarter		Cumulative quarter	
	ended 31 May 2005	ended 31 May 2004	ended 31 May 2005	ended 31 May 2004
(a) Basic earnings per share				
Net profit for the quarter (RM 'million)	572.8	336.6	876.4	367.3
Weighted average number of ordinary shares in issue ('000)	3,201,364	3,119,394	3,184,685	3,114,594
Basic earnings per share (sen)	17.89	10.79	27.52	11.79
(b) Diluted earnings per share				
Net profit for the quarter (RM 'million)	572.8	336.6	876.4	367.3
Elimination of interest expense on Guaranteed Exchangeable Bonds, net of tax effect (RM 'million)	6.3	-	21.6	-
	579.1	336.6	898.0	367.3
Weighted average number of ordinary shares in issue ('000)	3,201,364	3,119,394	3,184,685	3,114,594
Adjustments for:-				
- conversion of share options exercised ('000)	25,979	29,086	29,653	24,910
- conversion of Guaranteed Exchangeable Bonds ('000)	149,712	-	149,712	-
Weighted average number of ordinary shares for diluted earnings per share ('000)	3,377,055	3,148,480	3,364,050	3,139,504
Diluted earnings per share (sen)	17.15	10.69	26.69	11.70

By Order of the Board

NOR ZAKIAH BINTI ABDUL GHANI (LS 0008795)
Company Secretary
Kuala Lumpur
21 July 2005

GROUP UNAUDITED FINANCIAL RESULTS

3rd Quarter FY2005

21 July 2005







TENAGA NASIONAL BERHAD

Powering The Nation's Progress

AGENDA

- Highlights Of Group’s Performance
- Details Of Group’s Performance
- Update On TNB’s Latest Events
- Questions & Answers

Highlights Of Group's Performance

"instilling a high performance culture"

Y.Bhg. Tan Sri Datuk Amar Leo Moggie

CHAIRMAN

Sustaining The Dynamics Of Strong Performance

Revenue



RM Mn
15,000
12,000
9,000
6,000
3,000
10,629.0
11,281.8
12,126.5
13,068.1
14,021.4
3Q FY'01
3Q FY'02
3Q FY'03
3Q FY'04
3Q FY'05

Profit Before Tax



RM Mn
2,000
1,750
1,500
1,250
1,000
750
500
250
0
1,923.0
1,296.8
1,184.1
928.8
1,422.0
3Q FY'01
3Q FY'02
3Q FY'03
3Q FY'04
3Q FY'05

Net Profit



RM Mn
2,000
1,750
1,500
1,250
1,000
750
500
250
0
1,799.4
927.1
723.4
367.3
876.4
3Q FY'01
3Q FY'02
3Q FY'03
3Q FY'04
3Q FY'05

TENAGA NASIONAL BERHAD

Q3 2005 Performance Overview

RM Million	3Q FY'04	3Q FY'05	Changes (%)
Revenue	13,068.1	14,021.4	7.3
Operating Expenses	(10,898.9)	(11,684.1)	7.2
Other Operating Income	210.6	288.3	36.9
Operating Surplus	2,379.8	2,625.6	10.3
Profit Before Taxation	928.8	1,422.0	53.1
Net Profit	367.3	876.4	138.6
Finance Cost - Interest	991.6	1,038.9	4.8
Foreign Exchange: Transaction loss	(49.5)	(46.8)	(5.5)
Translation loss	(477.0)	(81.8)	(82.9)

TENAGA NASIONAL BERHAD

Low Return On Capital Employed Compared To Other Utilities

RETURN ON CAPITAL EMPLOYED

$$ROCE = \frac{EBIT \times (1 - Tax\ Rate)}{Capital\ Employed}$$



%
20
15
10
5
0
5.2 %
5.5%
6.5%
10.6 %
12.1%
14.7%
17.8 %
22.0 %
TNB
KEPCO
DATANG
TATA POWER
HKE
CLP
EGCO
AGL

Source: Deutsche Bank (21st July 2005)

Note: TNB's figure based on an annualised figure for FY2005. Other utilities are based on forecast figure for FY2005

Capital Employed = Shareholders Funds + Minority Interest + Net Debt

TENAGA NASIONAL BERHAD

Industry Generation Mix (GWh) – Peninsular Malaysia Only



Hydro 6.3%
Oil 0.1%
Coal 24.1%
Gas 69.5%

3Q FY'04 = 58,818.0 GWh



Distillate 0.2%
Hydro 5.9%
Oil 0.3%
Coal 22.9%
Gas 70.7%

3Q FY'05 = 62,760.3 GWh

NOTE : Group industry generation mix (GWh) : 3Q FY'04 = 62,067.4 GWh
3Q FY'05 = 66,223.3 GWh

Peak Demand Hits New Record High



Highest MD
12,493 MW
05/05/05
FY 2004/2005
FY 2003/2004
FY 2002/2003
FY 2001/2002
13000
12000
11000
10000
MD
9000
8000
7000
1
3
5
7
9
11
13
15
17
19
21
23
25
27
29
31
33
35
37
39
41
43
45
47
49
51
53
WEEK NO.
FY 2001/2002
FY 2002/2003
FY 2003/2004
FY 2004/2005

TENAGA NASIONAL BERHAD

Electricity Demand Growth Remains Strong

3Q FY'04 Total RM12,708.7 mn
3Q FY'05 Total RM13,535.0 mn

Y-o-Y growth = 6.5%


1.5%
8.3%
7.8%
57.3%
5,000.0
4,000.0
3,000.0
2,000.0
1,000.0
0.0
(RM mn)
Industrial
Commercial
Domestic
*Others
3Q FY'04
3Q FY'05

3Q FY'04 Total 53,830.5 GWh
3Q FY'05 Total 58,228.2 GWh

Y-o-Y growth = 8.2%


4.3%
8.5%
7.8%
70.6%
30,000.0
25,000.0
20,000.0
15,000.0
10,000.0
5,000.0
0.0
(GWh)
Industrial
Commercial
Domestic
*Others
3Q FY'04
3Q FY'05

TENAGA NASIONAL BERHAD

* Others include public lighting, mining, EGAT and LPL sales

AGENDA

- ❑ Highlights Of Group's Performance
- ❑ Details Of Group's Performance
- ❑ Update On TNB's Latest Events
- ❑ Questions & Answers

Details Of Group's Performance

Y.Bhg. Dato' Che Khalib Bin Mohamad Noh
President/Chief Executive Officer

Uptrend In Performance Resulting From ....

- 7.3% increase in revenue growth

		3Q FY'04		3Q FY'05
Increase in energy purchased from IPPs	:	RM4,614.7 mn	-	RM4,823.3 mn
BUT				
decrease in cost per unit sold from	:	8.6 sen/KWh	-	8.3 sen/KWh

- 1.6% decrease in other operating expenses (excluding IPP & Fuel)
- 75.6% decrease in forex losses

WHILST THE MAIN CHALLENGES ARE ....

- Maintaining cost per unit/KWh generated with increased fuel cost (37% increase y-o-y)
- Coal prices at USD49.80/-per metric tonne
- Staff cost & medical cost

Status Of Cost Management Initiatives

Cost Mgmt Initiatives	Target FY 2005	Actual YTD FY 2005	Remarks
SESB Turnaround **Reduction in Losses**	Reduce losses to RM50 mn	Not recorded in P&L	▪ Awaiting confirmation from MOF on effective date ▪ FY'04: Loss of RM272 mn
Collection of O/S Debt from PLMAH	Collection of RM383 Mn	RM172.3 mn	Target may not be met as:- ▪ PERWAJA's delay may result in lower collections target for FY2005 ▪ Legal process initiated
T & D Losses **12.8% as at 31 Aug'04**	Reduce to 10.8%	10.4%	▪ Results from action taken by SEAL team
Savings from Theft/Defective Meters **Efforts of SEAL Team**	Recovery of RM170 mn	Potentially RM143 million from backbilling and defective meters	▪ Recovery process time consuming ▪ May need to take legal action ▪ Benefit will be from future billing of customers whose meters have been changed for tampering
Medical Expenses Paid	Manage malpractices	Increased by RM37.4 mn	▪ Increase partially attributed to FY2004 invoices paid in FY2005; and ▪ Future monthly billing estimated to be RM12.5 mn
Overtime Paid	Reduce by RM25 mn	Increased by RM10 mn	▪ May'05 - there was a slight reduction. ▪ Instituted further internal controls ▪ Annual salary increment of 6%
Gen. Office Expenses **Reduction by 9.1%**	Reduce by RM100 mn	Reduced by RM 77 mn	▪ Conscientious efforts are still continuing to manage and control costs. ▪ Reduction from: 1. Materials, consumables - (44%) 2. Rental - (37%) 3. Advertisement & publishing - (32%) 4. Staff traveling - (27%) 5. Insurance - (52%)

TENAGA NASIONAL BERHAD

Stable Cost Per Unit Sold Despite Increase In Coal Price…….

COST PER UNIT SOLD (sen/KWh)	3Q FY'01	3Q FY'02	3Q FY'03	3Q FY'04	3Q FY'05
	19.7	20.7	20.2	20.2	20.1



Sen/KWh
25.0
20.0
15.0
10.0
5.0
0.0
20.2
20.1
3.5
2.4
0.9
3.2
3.5
2.1
1.0
4.1
3Q FY04
3Q FY05
% of Total Op. Cost
120.0
100.0
80.0
60.0
40.0
20.0
0.0
17.5
12.0
4.3
16.0
17.5
10.3
5.0
20.5
3Q FY04
3Q FY05
IPP
Fuel
R&M
Staff Cost
Depreciation
Others

*Depreciation Cost : 3Q FY'04 = RM1,909.9 mn

3Q FY'05 = RM2,043.6 mn

TENAGA NASIONAL BERHAD

Managing Fuel Cost Remains A Focus....

FUEL COST 3Q FY2004 = RM1,748.0 mn


Distillate
1.1%
Oil
6.5%
Coal
40.1%
Gas
52.3%

FUEL COST 3Q F2005 = RM2,395.5 mn


Distillate
0.9%
Oil
8.2%
Gas
43.3%
Coal
47.6%

Avg. Coal Price 3Q FY'04 =USD34.0/-per metric tonne

Avg. Coal Price 3Q FY'05 =USD49.80/-per metric tonne

GENERATION MIX 3Q FY2004 = 32,520.3 GWh


Hydro
12.4%
Oil
1.2%
Coal
43.6%
Gas
42.8%

GENERATION MIX 3Q FY2005 = 35,295.8 GWh


Hydro
11.4%
Distillate
0.1%
Oil
1.7%
Coal
40.8%
Gas
46.0%

CAPEX Well Within Budget



5.9
4.5
3.6
4.5
2.6
RM Bn
2.5
2
1.5
1
0.5
0
2.3
0.8
1.6
1.2
1.6
0.9
1.7
0.3
1.4
0.4
1.6
0.2
1.7
1.1
1.3
0.4
0.7
0.7
1.0
0.2
FY'01
FY'02
FY'03
FY'04
3Q FY'05
Generation
Transmission
Distribution
Others

TENAGA NASIONAL BERHAD

Cash Surplus Sufficient For Capex In FY'05

- ❑ Capex requirement for FY'05 to be funded from cash surplus and internally generated funds – no new financing required for FY'05
- ❑ The positive effect will be to lower interest cost, depreciation & gearing

RM'Mn	FY'01	FY'02	FY'03	FY'04	3Q FY'05
Cashflow From Operations (before debt servicing)	4,771.6	5,032.3	4,134.2	5,237.4	4,324.1
Capex	4,405.0	4,072.7	3,114.5	3,982.6	2,420.0
SURPLUS	366.6	959.6	1,019.7	1,254.8	1,904.1

* As at 31st May 2005, total unutilised & available financing facilities stands at RM6.8 bn.

Managing Debt Exposure

31st August 2004



STG 4.4%
Euro 1.9%
USD 28.4%
RM 51.2%
Yen 14.1%

*Total Debt = RM32.5 bn

Effective Weighted Average Cost of Debt 5.31%

31st May 2005



STG 4.5%
Euro 2.0%
USD 28.2%
RM 50.1%
Yen 15.2%

*Total Debt = RM30.5 bn

Effective Weighted Average Cost of Debt 5.36%

As At 31st May FY'05	RM'Bn	GEARING
RECOURSE	27.1	1.7X
NON RECOURSE	3.4	
TOTAL	30.5	1.9X
CASH	3.1	
NET BORROWINGS	27.4	1.7X

TENAGA NASIONAL BERHAD

AGENDA

- ❑ Highlights Of Group's Performance
- ❑ Details Of Group's Performance
- ❑ Update On TNB's Latest Events
- ❑ Questions & Answers

UPDATE ON LATEST EVENTS ....

- ACQUISITION OF THE BUSINESS ASSETS OF NORTHERN UTILITY RESOURCES (N.U.R.)
- DEBT LIABILITY MANAGEMENT
- CREDIT RATING UPGRADE

Acquisition of The Business Assets of Northern Utility Resources (N.U.R.)

Northern Utility Resources (N.U.R.)

BACKGROUND & RATIONALE

- On 5 July 2005 entered into a conditional Sale Of Business Agreement for the acquisition of the business assets of NUR, NUR Generation & NUR Distribution
- Purchase price - RM1000 million
- Acquisition to be financed from internal cash reserves and/or bank borrowings.
- No liabilities to be assumed by TNB

RATIONALE FOR THE ACQUISITION

- To consolidate the generation capacity of NUR without a need to enter into a PPA
- For TNB to operate the generation assets of NUR
- To provide TNB with a new customer base in the KHTP franchise area comprising technology-based companies
- To enhance the reliability of supply in the northern region
- Sales to EGAT

CUSTOMERS (As of December 2004)

	No.Of Customers
• 132 kV	1
• 33 kV	6
• 11 kV	13
• Low voltage	1,481
• TOTAL	1,501



5%
95%
HV
LV

- Current load is approximately 60MW

TENAGA NASIONAL BERHAD

Debt Liability Management

Project Enterprise

- Cash Tender Offer for:
  - 7.200% USD107.55 mn. bonds due 2007 – USD75.0 mn. Repurchased
  - 7.625% USD500 mn. bonds due 2007 – USD343.9 mn. Repurchased

  Total amount paid (including premium) USD446.98 mn

- Funded by:
  - Issuance of USD350 mn. 5.250% bonds due 2015.
  - Balance of USD65 mn through short- term USD loan

Comparison between TNB 2015 and previous 10-year bond issues

	TNB 2004	TNB 2007	TNB 2011	TNB 2015 Enterprise
Size:	USD 600,000,000	USD 400,000,000	USD 600,000,000	USD 350,000,000
Coupon:	7.875%	7.625%	7.625%	5.25%
Issue Rating:	A2/A (Moody's/S&P)	A2/A (Moody's/S&P)	Baa3/BBB (Moody's/S&P)	Baa2/BBB (Moody's/S&P)
Yield:	N/A	6.917%	7.684%	5.374%
Tenor:	10 years	10 years	10 years	10 years
Maturity:	15th June 2004 (matured)	29th April 2007	1st April 2011	5th May 2015
Re-offer spread:	N/A	73 bps over 6.625% 10-year US Treasuries	295 bps over 4.734% 10-year US Treasuries	114 bps over 4.24% 10-year US Treasuries
Issue Price:	99.636%	99.844%	99.594%	99.05%

Transaction enabled TNB to extend the debt maturity and achieve annual interest savings (till FY'07) excluding redemption premium of approximately RM30 mn

Structure of Multi-Currency Revolving Credit Facility Program

MCRCF

€ Medium Term Notes ("EMTN")

- Issuer : TNBCL
- Product : Debt capital market
- Sublimit : USD500 million
- Currencies: USD, Sterling, Euro
- Tenor : 5 years
- Maturity : 1 and/or 2 years
- Pricing : yield based
- Spread (2 yrs) : Libor + 26bp

Transferable Revolving Credit Facility ("TRCF")

- Issuer : TNBCL
- Product : Banking (Loans)
- Sublimit : USD500 million
- Currencies: USD, Sterling, Euro
- Tenor : 5 years
- Maturity : 3,4 or 5 years
- Pricing : Libor based
- Spread (3 yrs) : Libor + 37.5bp

Murabahah Medium Term Notes ("MMTN")

- Issuer : TNB
- Product : Debt capital market
- Sublimit : USD500 million
- Currencies: RM
- Tenor : 20 years
- Maturity : 2,3,4,5 yrs (or more)
- Pricing : yield based
- Spread (5 yrs) : 4.55%

Advantages of the MCRCF Program

- Cost competitive – EMTN for shorter tenor and banking market for longer tenor
- Flexibility of choice of currencies – capex requirements
- Saving on administrative and documentation costs
- Provides choice of funding within the programme
- Access to wider investor base- institutional investors and financial institutions
- Enables TNB to convert the USD, £ and € into RM with no refinancing risk or refinancing cost

Impact On Debt Maturity Profile

- Impact to debt maturity profile after issuance of USD350mn 10-yr bonds due 2015 and repurchase of USD418.9mn notes maturing in FY2007.



RM Mn
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
BEFORE
FIXED: FLOATING INTEREST RATIO = 87%:13%



RM Mn
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
AFTER
FIXED: FLOATING INTEREST RATE = 86%:14%
FY05
FY06
FY07
FY08
FY09
FY10
FY11
FY12
FY13
FY14
FY15
FY16
FY17
FY18
FY19
FY20
FY21
FY22
FY22
TOTAL AMORTISED
TOTAL BULLET
SHORT TERM LOAN
CONVERTIBLE BOND (PUT OPTION)

TENAGA NASIONAL BERHAD

Credit Rating Upgrade

Credit Rating Upgrade

On 13 July 2005 Moody's upgraded TNB's long-term credit rating to Baa1 with stable outlook under its new rating methodology for government related issuers (GRIs)

QUESTIONS & ANSWERS

Thank You

TENAGA NASIONAL BERHAD

Powering The Nation's Progress

website - www.tnb.com.my